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                                 HOLLINGER INC.
                                  PRESS RELEASE

Toronto, Ontario, Canada, September 7, 2005 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) On September 6, 2005, Wilmington Trust Company advised that no Notes have been tendered pursuant to the Change of Control Offer. The Change of Control Offer has expired.

Company Background

         Hollinger's principal asset is its approximately 66.8% voting and 17.4% equity interest in Hollinger International, which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments. Hollinger also owns a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.

MEDIA CONTACT:
LARRY PARNELL
HILL & KNOWLTON
416-413-4623
LARRY.PARNELL@HILLANDKNOWLTON.CA



                              WWW.HOLLINGERINC.COM